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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

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                                (Amendment No. 2)

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                             GRC International, inc.
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                            (Name of Subject Company)

                             GRC International, inc.
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                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.10 Per Share
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                         (Title of Class of Securities)

                                    361922107
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                      (CUSIP Number of Class of Securities)

                                Thomas E. McCabe
                             Senior Vice President,
               Director of Corporate Development, General Counsel
                             GRC International, Inc.
                                1900 Gallows Road
                             Vienna, Virginia 22182
                                 (703) 506-5000
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           (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 initially filed on February 14, 2000 and amended by Amendment No. 1 filed on February 22, 2000 (as amended, the "Schedule 14D-9") of GRC International, Inc., a Delaware corporation, which relates to the offer by LMN Corporation, a Delaware corporation and a wholly owned subsidiary of AT&T Corp., a New York corporation, to purchase all outstanding shares of the common stock of GRC International, Inc., par value $0.10 per share, for a purchase price of $15.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2000, and in the related Letter of Transmittal. This
Amendment No.2 is being filed on behalf of GRC International, Inc.

Item 4

     The thirteenth paragraph of subsection (b)(i) of Item 4 of the Schedule 14D-9 is hereby amended by adding at the end thereof the following sentence:

     No further discussions were held with the Initial Offeror because the Initial Offeror had indicated to the Company and its financial advisor that the proposal submitted on the morning of January 4, 2000 was its best and final proposal both in terms of price and structure and because the Board had committed to negotiate exclusively with AT&T on January 4, 1999.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        GRC International, Inc.

                                        By: /s/ Gary L. Denman
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                                            Name:  Gary L. Denman
                                            Title: President and Chief
                                                   Executive Officer


Dated: March 3, 2000


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